Exhibit 3.2

ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT    ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
RBC Life Sciences, Inc.
2. The articles have been amended as follows: (provide article numbers, if available)
Article Fourth of the Articles of Incorporation of the corporation is hereby amended by inserting "(a)" at the beginning of the first paragraph of text in Article Fourth and by adding a new subsection at the end of Article Fourth as follows: (b) Upon the filing and effectiveness (the "Effective Time") of this Certificate of Amendment pursuant to the Nevada Act, all issued and outstanding shares of Common Stock, par value $0.001 per share (the "Pre-Reverse Split Stock"), shall be and hereby are automatically combined and reclassified (the "Reverse Stock Split"), such that each five hundred (500) shares of Pre-Reverse Split Stock shall be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of the corporation’s Common Stock, par value $0.001 per share (the "New Common Stock"), without any action by the holders thereof. The corporation shall not issue fractional shares of New Common Stock in connection with the Reverse Stock Split. Each stockholder entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split shall receive cash equal to 105% of the average closing price of the Pre-Reverse Split Stock for the ten business days preceding the Effective Time, multiplied by each such stockholder’s fractional share interest.
3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:     Majority
4. Effective date and time of filing: (optional)    Date: 08/09/2013    Time: 6:00 p.m.
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X    /s/ Rick Jablonski
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.
Nevada Secretary of State Amend Profit-After
This form must be accompanied by appropriate fees.                         Revised: 8-31-11